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06033552

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Orig

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 1-A

## REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

24-10146

BINJ Laboratories, Inc. BEST AVAILABLE COPY

(Exact name of issuer as specified in its charter)

State of Delaware

(State or other jurisdiction of incorporation or organization)

SEC MAIL RECEIVED PROCESSING MAY 01 2006 WASH. D.C. 192 SECTION

159 Burgin Parkway, Quincy, Massachusetts 02169, (617) 471-4445

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

None

(Name, address, including zip code, and telephone number, including area code, of agent for service)

| 3823 | 20-3519064 |
|---|---|
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

**Date of Issue** ____________ **Date of This Circular** ____________

**Investing in the common stock involves risks, which are described in the"Risk Factors" section beginning on page 7.**

| | Price to Public | Underwriting discount and commissions | Proceeds to issuer |
|---|---|---|---|
| Per Unit | $0.20 | $0.00 | $0.20 |
| Total | 15,000,000 | $0.00 | $3,000,000 |

**Persons who are to respond to the collection of information contained in this form are not** required to respond unless the form displays a currently valid OMB control number.

# Supplemental

**<u>Shares are offered in $10,000 blocks. No other amount is authorized</u>.**

There is no underwriter. Shares shall be sold by the issuer.

# Item 1. Significant Parties

1. **Directors and Officers**

   Joseph Noonan, CEO
   159 Burgin Parkway
   Quincy, Ma 02169

   Barry Nadler, CFO, Director of Operations
   10833 97th Street North
   Largo, Fl 33773

   Jules Insler, CTO
   1 Highview Avenue
   Bergenfield, NJ 07621

# Item 2. Application of Rule 262

**N/A**

# Item 3. Affiliate Sales

**N/A**

# Item 4. Jurisdictions in Which Securities Are to be Offered

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser of the prospective securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

Issuer will market and sell the shares. Interest will be generated by placing tombstone ads and a prospectus or offering circular on an Internet web site.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus, which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case, these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

# Item 5. Unregistered Securities Issued or Sold Within One Year

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) Name of Such Issuers: BINJ LABORATORIES, INC.

(2) The title and amount of Securities Issued:

**Common Stock:**
60,000,000 20,000,000 shares were issued to each of Joe Noonan, Barry Nadler and Jules Insler.
10,000,000 shares were issued to Screened Images, Inc.
500,000 shares were issued to James Noonan Trust UA102292
250,000 shares were issued to William Sturgeon
250,000 shares were issued to John Forehand
3,000,000 shares were issued to James Noonan, Jr.
150,000 shares were issued to Alice and Robert Shapiro
20,000 shares were issued to Rachael Shapiro
1,000 shares were issued to Derek O'Brien
10,000 shares were issued to Gregory Rodgers
20,000 shares were issued to Andrew Smith
20,000 shares were issued to Mary Alexander
10,000 shares were issued to Robert and Millicent Rinsky
10,000 shares were issued to Donna Rinsky
1,000 shares were issued to Edna Rinsky
661,000 shares were issued to Patricia Gordon
20,000 shares were issued to Pamela Haas
300 shares were issued to Audrey Hawkins
200 shares were issued to Patrick Collins
10,000 shares were issued to Andrew Liebman
10,000 shares were issued to Dustin Liebman
5,000 shares were issued to Harry Niles
20,000 shares were issued to Lawrence Pitonza
15,000 shares were issued to Sarah Etter
5,000 shares were issued to Robert Dambrosie
4,000 shares were issued to Nathaniel Johnson
5,000 shares were issued to Janet Johnson
5,000 shares were issued to Elveda Thompson
30,000 shares were issued to Judy and Terry Thomas
2,000 shares were issued to Zachary Thomas
3,000 shares were issued to Leah Thomas
4,000 shares were issued to Emily Johnson
7,000 shares were issued to Richard Rotondo
30,000 shares were issued to Jean and Michael Riccardi
100,000 shares were issued to Fred Rockefeller, Sr.
100,000 shares were issued to Fred Rockefeller, Jr.
50,000 shares were issued to Max Masel
50,000 shares were issued to Thomas Beckett

50,000 shares were issued to Lawrence Gannon
100,000 shares were issued to Mellissa Thomas
4,000 shares were issued to Anna Johnson
50,000 shares were issued to Roderick MacIntyre
10,000 shares were issued to Sarah MacIntyre
10,000 shares were issued to Christen MacIntyre
15,000 shares were issued to James Flahive
50,000 shares were issued to Paul R. Oristaglio and Jennifer A. Hawkins
250,000 shares were issued to Stephen Oristaglio
100,000 shares were issued to James Farley
75,000 shares were issued to Michael Sams
10,000 shares were issued to Andrea St. John
10,000 shares were issued to Andrew Smith
30,000 shares were issued to Mary Alexander
100,000 shares were issued to Devraj Patel
50,000 shares were issued to Frank Keaney
2,000 shares were issued to Rachel Donovan
10,000 shares were issued to Barbara Sirvis
20,000 shares were issued to Thomas Hines Jr.
20,000 shares were issued to David Ratcliff Jr.
**76,344,500 Total**

These constitute all of the outstanding shares of the Company.

# Item 6. Other Present or Proposed Offerings

N/A

# Item 7. Marketing Arrangements

All securities will be marketed by the issuer.

# Item 8. Relationship with Issuer of Experts Named in Offering Statement

N/A

# Item 9. Use of a Solicitation of Interest Document

N/A

# BINJ Laboratories, Inc.

Type of Securities offered: Common Stock
Maximum number of securities offered: 15,000,000 shares
Minimum number of securities offered: 4,000,000
Price per security: $0.20
Total Proceeds: If maximum sold: $3,000,000 If minimum sold $800,000

Is a commissioned selling agent selling the securities in this offering? No

Is there other compensation to selling agents? No

Is there a finder's fee or similar payment to any person? No

Is there an escrow of proceeds until minimum is obtained? No

Is this offering limited to members of a special group? No

Is transfer of the securities restricted? No

INVESTMENTS IN SMALL BUSINESSES INVOLVE A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE SECTION 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations
- [X] Is in the development stage
- [ ] Is currently conducting operations
- [ ] Has shown a profit in the last fiscal year

# Table of Contents

## 1. The Company

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HERIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN HIS OFFERING CIRCULAR.

**BINJ Laboratories, Inc**. (BINJ Labs) is an early stage technology development company dedicated to commercializing patented, proprietary cell phone detection and personal alarm system solutions for Federal, State and Local Prisons. BINJ Labs is incorporated in the state of Delaware with offices located at 159 Burgin Parkway, Quincy MA 02169. Our telephone number is 617-471-8887 and we operate on a calendar year. For additional information or purchase inquiries, please contact Joe Noonan at the above number.

BINJ Labs has developed a unique concept for the various bureaus of prisons, called CELL-SCAN™. Currently, the largest problem facing corrections is the **unauthorized use of cell phones by inmates**, especially as it relates to gang members and organized crime continuing their criminal activity. Under the guidance of the Corrections Technologist from the Federal Bureau of Prisons, the Massachusetts Department of Correction, and The New York Department of Correction Services, BINJ Labs has developed an innovative and integrated Cell Phone Detection System for correctional facilities worldwide. Furthermore, BINJ LABS has conducted 12 months of prison-based field-testing under the direction of key industry decision makers, and now holds the only working system on the market today.

With over 5,400 facilities nationwide, CELL-SCAN™ initial installations represent a market of over $466 million. BINJ Labs has also designed a follow-on product, a Personal Alarm System, called PAL-SCAN ™, which integrates seamlessly into the cell phone detection system. The corrections personal alarm system market is greater than $2.3 billion dollars.

Currently, we are evaluating the non-corrections marketplaces, which will be a natural nexus for us to pursue. These markets are extremely large and include, but are not limited to, law enforcement agencies, DoD Facilities, DoD Contractor operations, government offices, schools, universities, hospitals, and businesses with security requirements and/or unauthorized cell phone use concerns. We will be developing a separate marketing plan to address these opportunities. This business plan focuses on the nearer term corrections marketplace, a market in which the company's CEO has enjoyed success. We are fortunate to have identified 4 beta test sites, 1 of which (Norfolk County House of Correction) has a beta test system already installed.

## 2. Risk Factors

You should carefully consider the following factors as well as other information contained in this offering circular before deciding to invest in shares of the common stock.

**Our Operating Results May Vary Greatly Depending On Market and Other Factors Beyond the Control of BINJ Laboratories, Inc.**

Quarterly operating results are affected by market factors such as the general state of the Corrections industry, correctional procurement/bidding, and annual budgeting processes. Operating expenses, which include product development costs, and general and administrative costs, are relatively constant in the short term. However, revenues can, and will be affected by the number of units we sell, the number of licenses we are able to contract and the market price we are able to realize. Also, our ability to swiftly respond to market conditions will affect revenue.

Additional Conditions That Affect Our Operating Results:

- the timing of orders, cancellations and rescheduled deliveries,
- changes affecting our pricing, those prices of our competitors or suppliers,
- new technologies or products developed by competitors,
- the ability of our fabrication facility to produce sufficient quantities to meet our deliveries,
- the ability of our suppliers to keep product price competitive

All of these factors can adversely affect our ability to maintain sufficient revenues. Other factors unknown at the time of this offering could affect our business goals, reduce the price of our stock, and prevent us from achieving results needed to foster a strong, competitive advantage.

**The Length of Our Sales Cycle Brings a Level of Uncertainty with Regard to Our Predicted Revenues**

Our customers will perform a number of tests to evaluate our products before accepting them for use in their installations. The test cycle for these products will run from one to three months before acceptance. It will take an additional one to three months before our customers actually begin taking shipment of the products. This cycle will further delay the increase in our revenue stream.

Additionally, our business could be adversely affected if a customer curtails shipments or chooses not to install our products into their facility. Federal, State and local correctional procurement, budgeting and bidding processes will also influence our sales cycle.

## In Order to Generate Revenues We Must Expend Significant Research and Development Funds

The acceptance of our products in the marketplace depends upon the dedicated resources of our company towards research and development, marketing and sales efforts. The costs incurred for developing these products is a large part of each periods budget. Therefore, these products can incur significant costs before they become profitable. Prospective investors should note that these products might not be profitable or not sufficiently profitable. If a competitor utilizes a design with newer technology, it may render our product obsolete.

We record as expenses the costs related to the development of new designs as these expenses are incurred. This can result in the profitability of our company varying from year to year as products are introduced and their degree of acceptance into the marketplace.

## Our Fabrication Facility May Not Be Capable of Meeting Our Delivery Requirements

As a "fabless" producer of electronic systems, we rely on the ability of outside manufacturers to produce our Printed Circuit Boards. As the industry proceeds towards smaller geometries, new problems may be introduced that can significantly delay development and deliveries. We may be compelled to change facilities in order to keep pace with the industry. This, in turn, would delay shipment of our products and could increase our costs.

## Competition in the Marketplace Could Cause a Decrease in Our Price or Reduce Demand For Our Products

The competition in the Corrections industry is intense. As cell phone detection becomes more wide spread and begins to have a positive influence on the various facilities, more competitors could enter the market. In addition, new technologies could lead to products that perform a similar function to ours. These developments could adversely influence operating results of our business.

In many cases, our potential competitors are significantly larger and have greater resources than we do and can better withstand adverse economic conditions. As we sell our systems, we will compete with established corrections industry manufacturers. Competing with these established companies could mean limited acceptance of our products, reducing expected revenues.

## Failure to Have Our Systems Accepted in all Types of Facilities Will Result in Reduced Sales

Our future success depends upon the various State and Local Facilities accepting our systems and installing them in their facilities. We must, therefore, anticipate market trends and the price/performance of future corrections needs. We must realize the current production needs and adjust when conditions and markets require these changes. In pursuing these goals, we need to cultivate and maintain strong relationships with our customers and distributors. Doing so will incur significant marketing and sales costs. Failure to develop these relationships will have an adverse affect on our business.

**Lower Demand in the Overall Corrections Market Will Result in Lower Demand For Our Products**

Demand for our products depends on the requirements of various Federal, State, and Local correctional facilities. If the rate of growth is not sufficient to meet our sales goals, it will have a significant, detrimental effect on our business. Demand for cell detection and/or personal alarm systems may not grow.

**Inability to design a Properly Working System Could Increase Our Costs and Delay Production**

The design of a cell phone detection system and a personal alarm system is complex. It is possible that a significant defect is not discovered until products are being shipped into the marketplace. Our customers may not purchase our products if they have reliability, quality, or compatibility problems. This delay in acceptance can make it more difficult to retain customers and to attract new ones. Of course, these problems increase costs and delay shipments, adversely affecting operating results.

**Failure to Hire Key Personnel Will Have an Averse Affect on Our Business**

In order to grow as product sales increase, it is incumbent upon us to find personnel for positions in Sales, Manufacturing, Customer Relations, and additional skilled Engineers. If these positions are not filled with highly skilled professionals it could adversely affect the growth and operating performance of the business.

**Market Acceptance of Our Products Depends to a Degree On Our Ability to Get Our Designs To Perform at Continuous High Levels of Efficiency**

Users of our products rely upon our products complete functionality. If we do not perform, in a manner that meets the expectations of facilities management, our products will not gain "word of mouth" acceptance and it could have a substantial material affect on our business.

**Our Ability to Protect Our Intellectual Property and Proprietary Rights Could Adversely Affect Our Competitive Position**

We maintain patents and, to some extent, trade secrets that are used in our products. Our existing patents could be challenged, circumvented, or invalidated by others. We may enter into licensing agreements, which reduce our competitive advantage. Our competitors may develop technologies that are similar or superior to ours; others may duplicate the technology or design around the patents we own. We cannot be sure that others will not misappropriate our technologies.

If we have to defend our intellectual property in the courts, it will take time and resources away from other important business efforts. Any of these developments could have a material adverse affect on our business.

Since our sales are defined in U.S. dollars, increases in the value of the dollar will increase the price of our products so that they become more expensive to customers in that country, leading to a reduction in sales and profitability in that country.

**The Principal Stockholders Have Majority Voting Power and May Take Actions That Are Not in the Best Interests of the Minority Stockholders**

Immediately after the offering, our executive officers, directors and other principal stockholders will beneficially own 85% of the outstanding common stock. These stockholders will control, via their voting power, substantially all the corporate actions. This influence over our affairs might be adverse to the interests of the minority stockholders. This voting power could have the effect of preventing a change in the control of BINJ Labs. Commencing at the first annual meeting of stockholders, our stockholders will not be able to cumulate their votes in the election of directors, and the holders of the majority common stock present will be able to elect all of our directors.

**Our Common Stock Has Not Been Publicly Traded and We Expect the Price of Our Stock Will Fluctuate Substantially**

Over the past two years, the price of any given technology stock has been quite volatile. For most of the industry, common stock values have fallen, in many cases, to two-year low prices. The initial public offering price for BINJ Labs common stock was determined by the board of directors based upon initial pricing of other, similar, offerings. You may not be able to sell your shares at or above the initial offering price due to a number of factors. These factors, not exclusively, are:

- actual or anticipated fluctuations in operating revenues,
- changes in expectations of future revenues,
- analyst outlooks for future BINJ Labs success,
- technological advances by others,
- the state of the technology sector, in general.

Due to these factors, the price of our stock may decline and the value of your investment would be reduced.

## 3. Business and Properties

The discussions and analysis for the purposes herein contains forward-looking statements that involve risks. The risk factors noted in this paragraph and the section titled "Risk Factors" and elsewhere in this offering circular could cause a result materially different from that depicted herein.

**Overview**

BINJ Labs was founded in 2005 and since 2005; we have focused on development of cell phone detection systems for the corrections industry.

**BINJ Laboratories, Inc.** is an early stage technology development company dedicated to commercializing patented, cell phone detection and personal alarm systems for the corrections industry. BINJ Labs has developed a unique concept for detecting, reporting, and tracking cell phones, known as CELL-SCAN™. The **CELL-SCAN™** System is comprised of an integrated antenna and RF detector, a sub-station unit whose purpose is to communicate with each detector module within a specified area and report activity to the central unit, which reports, confirmed activity, type of cell phone and location to the display. The outside yard areas are monitored by units that cover 25 X 25 foot sectors to localize the detection of a cell phone and track its position from one sector to any adjoining sector (a typical yard may contain 100 sectors).

> *For example, as the person moves with their phone, the starting and changing position of their phone is reported. [If more than one phone is active, each individual phone can be tracked.] If their phone moves inside the facility, tracking will continue as interior units detect their phone.*

The **CELL-SCAN™** System is comprised of a selection of wireless Sensors and Sub-Stations. Units are designed to operate wirelessly throughout the facility. Communication between Sensors and Sub-Stations is via 900 MHz low data rate equipment. Communication between Sub-Stations and the System Console is through the use of 802.11g (WI-FI). Each communications type has a specific purpose within the corrections facility. Sensors to Sub-Station do not require high data rates and can operate seamlessly using this protocol; the WI-FI communications creates a high data rate backbone to allow for video and other high data rate traffic. By leveraging these communication types, installation costs are low.

**CURRENTLY THERE IS NO COMPETING PRODUCT IN THE MARKETPLACE**. Several companies have been looking into the marketplace and have tested several prototypes. Industry professionals have indicated the systems are twice as expensive as Cell-Scan™.

PAL-SCAN™ is in the final development stage. As an adjunct to CELL-SCAN™, PAL-SCAN™ is a Personal Alarm (PAL) system to be used by facility staff to report when correctional staff are in trouble or in danger or any other situation where an individual requires immediate assistance. Pal-Scan™ can be purchased either as a stand-alone system or as a package with CELL-SCAN™. In speaking with corrections technologists, this is considered the number two need in corrections after cell phone detection. In most cases, if the individual is not at his/her normal workstation, it becomes difficult to locate this individual in the event of an emergency. Present systems identify the personnel units ID, and most, not the actual location of the individual. Competing individual tracking and location systems are very expensive. Cell Scan was designed with the needs of a Personal Alarm system in mind. For Cell-Scan to incorporate the PAL-SCAN™ system, it requires approximately a 10% increase in the number of sensors within the facility. In a similar fashion to the Cell Scan method of tracking cell phones, Pal-Scan will track corrections personnel who have a PAL unit on their person. The increase in sensors is to cover all doorways and areas where a possible location ambiguity can exist.

Current PAL systems are priced in the $450,000 to $800,000 ranges. This system would be priced at $400,000 to $550,000 and would be more powerful and effective than any system to date. Furthermore, 90% of the sensors will be in place for a facility that has installed the CELL-SCAN™ system. The PAL-SCAN™ system is a $2.3 billion dollar potential market place, which will generate sales of $15 million to 22.5 million per year and could start as early as Year 3.

We will utilize a "fabless" business model that will allow us to purchase packaged and tested Printed Circuit Boards from independent manufacturing facilities. This approach allows us to design, develop, and market our products without the need for a large investment in manufacturing facilities or the maintenance of work-in-process inventory.

We will rely on a direct sales force to sell a significant portion of our products. We pay a commission to our sales representatives while selling products to facilities that may approach us directly. Revenues from sales to corrections facilities are recognized when products have been shipped. (See "Risk Factors" page 7.)

Gross margin will fluctuate due to changes in the product mix; the current position in the product's life cycle and variations in the product's manufacturing costs.

It is expected that revenues will be generated beginning in year two (approximately one year from the date of this offering circular) after the completion of design and test of the initial CELL-SCAN™. During that time, we will concentrate our time marketing CELL-SCAN™ and preparing for the production and sale of PAL-SCAN™.

**Existing Strategic Relationships**

This high-demand system has the added benefit of industry buy-in including six (6) potential customers (representing over 200 facilities) including:

- *Corrections Corporation of America;*
- *The Massachusetts Department of Correction;*
- *Maryland Department of Correction;*
- *NY City Department of Correction;*
- *State of New York Department of Correctional Services*; and
  *The Norfolk County Sheriffs Department and House of Correction*

Norfolk County House of Correction contains our first beta test system. Our second system will be installed in the Walpole Penitentiary in May of 2006. Beta systems are also scheduled for NY City Department of Correction and State of New York Department of Correctional Services in the summer of 2006.

## Property

BINJ Labs currently holds provisional patents for our design of both CELL-SCAN™ and PAL-SCAN™. Additionally, we have filed Trademarks for the BINJ Labs name and for the CELL-SCAN™ and PAL-SCAN™ names. The Provisional patent applications Numbers are US60/739,877, US60/694,099, and US60/699,281.

## 4. Offering Price Factors

The pro forma net tangible book value of BINJ Labs at December 31, 2005 was approximately $124,278 or $0.000674 per share. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 15,000,000 shares of our common stock offered by BINJ Labs at an initial public offering price of $0.20 per share, our as adjusted pro forma net tangible book value as of May 31, 2007 will be approximately $3,124,278 or $0.033900 per share. This represents an immediate increase in net tangible book value of $0.033226 per share to existing stockholders and an immediate dilution of $0.166100 per share to new investors purchasing shares of our common stock. The following illustrates the effects of this dilution:

| | | |
|---|---|---|
| Initial public offering price per share.................................................. | | $0.20 |
| Pro forma net tangible book value per share at December 31, 2005... | $0.000674 | |
| Increase per share attributable to this offering............................. | $0.033226 | |
| As adjusted pro forma net tangible book value per share after the offering | $0.033900 | |
| Dilution per share to new investors in this offering.................................... | | $0.16610 |

The following table summarizes on a pro forma basis, as of May 31, 2007, the total number of shares of our common stock purchased from BINJ Labs, the consideration paid, the average price per share paid by existing stockholders and by new investors in this offering:

| | Shares Purchased | | Total Consideration | | |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | Average Price Per Share |
| Existing Stockholders | 74,987,500 | 83.33% | 228,028 | 7.06 | 0.003041 |
| New Investors | 15,000,000 | 16.67% | 3,000,000 | 92.94 | 0.200000 |
| **Total** | 89,987,500 | 100.0% | 3,228,028 | 100.00 | |

As of December 31, 2005, there were no options outstanding.

## 5. Use of Proceeds

The funds from this offering shall be used for the following if maximum received:

1. Develop a complete CELL-SCAN™ and PAL-SCAN™ system
    a. By incorporating the design as described in Section 6, a new CELL-SCAN™ and PAL-SCAN™ system will be developed
    b. This design will require the hiring of certain hardware and software engineers that will, along with the founders, complete the development.
    c. Funds needed will be $500,000 for CELL-SCAN™ and $1,000,000 for PAL-SCAN™

2. Market the concept
    a. During the hardware/software development, a number of sales/marketing personnel will be hired to introduce the new concept to corrections facilities.
    b. A complete sales campaign will be developed to make the administration aware of the benefits of this new product
    c. Funds needed will be $1.5 million.

| | **If Minimum Sold** | **If Maximum Sold** |
|---|---|---|
| **Total Proceeds** | 800,000 | 3,000,000 |
| **Less: Offering Expenses** | | |
| Copying & Advertising | 6,600 | 11,000 |
| Administrative | 3,000 | 5,000 |
| Net Proceeds | 790,400 | 2,984,000 |
| Use of Net Proceeds: | | |
| CELL-SCAN™ Development | 700,000 | 700,000 |
| PAL-SCAN™ Development | 0 | 1,000,000 |
| | | |
| Marketing, Training | 0 | 600,000 |
| Overhead | 90,000 | 680,000 |
| | | |
| Miscellaneous | 400 | 4,000 |
| | | |
| **Total use of Net Proceeds** | (800,000) | (3,000,000) |

**If minimum received, PAL-SCAN™ development will be funded by profits from CELL-SCAN™ sales.**

## 6. Capitalization

BINJ Labs has received $228,028 in funding as of March 31, 2005.

## 7. Description of Securities

The following securities are being offered for sale:

1. Common Stock – 15,000,000 shares

    a. Dividend rights
        No dividends are contemplated at this time
    b. Voting rights
        All holders of these shares shall have a one-share-one-vote right
    c. Liquidation rights
        In the event of liquidation or dissolution of BINJ Labs, the holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities.
    d. Preemptive rights

No holder of BINJ Labs common stock shall have preemptive rights to future offerings.

e. Conversion rights
   None
f. Redemption rights
   None
g. Sinking fund provisions
   None
h. Liability to further calls or to assessment by the issuer
   None

## 8. Plan of Distribution

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers, or salespersons.

Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser of the prospective securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

Issuer will market and sell the shares. Interest will be generated by placing tombstone ads and a prospectus or offering circular on an Internet web site.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus, which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case, these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

(c) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Reference Item 5. above

## 9. Dividends, Distributions and Redemptions

As above in 7.

## Directors, Executive Officers and Principal Stockholders

List the full names and business and residential addresses, as applicable, for the following persons:

(a) **Issuer's Directors**;

Joe Noonan
Age 45
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
Age 63
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
.....Age 47
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

(b) **Issuer's Officers**:

Joe Noonan
President & Chief Executive Officer
159 Burgin Parkway.
Quincy, MA 02169

Barry Nadler
Secretary
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

James Noonan
....Treasurer
(Home)
19 Old Forge
Scituate, MA 02066
(Business)
159 Burgin Parkway
Quincy, MA 02169

(c) **Principal Stockholders**

Jules Insler
1 Highview Ave.
Bergenfield, NJ 07621

Joe Noonan
(Home)
28 Bridle Lane
Scituate, MA 02066
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

Barry Nadler
(Home)
10833 97th St. N
Largo, FL 33773
(Business)
159 Burgin Pkwy.
Quincy, MA 02169

The three co-founders of BINJ LABS, Joseph Noonan, Barry Nadler and Jules Insler, are electronics engineers and entrepreneurs with 75 years combined experience in the design of advanced systems, primarily in the defense aerospace sector. Working for a leading defense contractor, the founders successfully completed design and development projects of complex electronics systems integrating various communications technologies including: Radar warning receives, electronic counter measures units; digital engineering and processing, Ethernet networks, and various other electronics technologies. The founders' work has led to numerous patentable designs. While much of the prior work involves classified systems, as a team, the founders have proven successful in taking complex designs from concept to prototype in a highly compressed time frame. In addition to their engineering prowess, the founders are successful entrepreneurs, bringing complimentary business and management skills to the endeavor. **Joseph Noonan,** the CEO, is an electrical engineer and lawyer; and he also holds a Master's Degree in CIS. In 1995, he formed a multimedia company, Screened Images, Inc., which owns and maintains the dominant ecommerce and Distance Learning portal in the $54 billion corrections industry controlling 90% of the traffic in the sector. **Barry Nadler,** the company's Director of Operations and Development, is a scientist and electrical engineer with over 25 years of development and system integration experience for the electronic systems industry. Previously, Mr. Nadler worked for Loral Electronic Systems. **Jules Insler,** the team's chief scientist has over 30 years experience as an electrical engineer with specific expertise in imbedded computer systems. Mr. Insler is responsible for many military related inventions (primarily owned by the U.S. Government due to the classified nature of his work) and is one of the named inventors on the original patent for the Laser Printer.

| Title of Class | Name and address of owner | Amount owned before the offering | Amount owned after the offering | Percent of class |
|---|---|---|---|---|
| Common | Joe Noonan<br>159 Burgin Pkwy<br>Quincy, MA 02169 | 20,000,000 | 20,000,000 | 28.33 |
| Common | Jules Insler<br>1 Highview Ave.<br>Bergenfield, NJ 07621 | 20,000,000 | 20,000,000 | 28.34 |
| Common | Barry Nadler<br>10833 97th St. N<br>Largo, FL 33773 | 20,000,000 | 20,000,000 | 28.33 |

## 10. Management Relationships, Transactions and Remuneration

Barry Nadler is a salaried employee.

## 11. Litigation

None

## 12. Federal Tax Aspects

N/A

## 13. Miscellaneous Factors

None

## 14. Financial Statements

# Summary Financial Data

BINJ Laboratories, Inc. is a start-up company and has not, as yet, sold any products or entered into agreements with corrections facilities. Financial information only reflects operations towards the development of patents and a corporate structure.

**Binj Laboratories, Inc.**
**Balance Sheet**

| | Dec 31, 05 | As Adjusted (Sale - 15,000,000 Shs Common @ $0.20/sh) |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Checking/Savings | | |
| 1001 · Eastern Bank | 65,467.20 | 3,065,467.20 |
| 1005 · Schwabb | 47,145.48 | 47,145.48 |
| Total Checking/Savings | 112,612.68 | 112,612.68 |
| Total Current Assets | 112,612.68 | 3,112,612.68 |
| Fixed Assets | | |
| 1020 · Office Equipment | 899.93 | 899.93 |
| 1030 · Computer | 3,545.42 | 3,545.42 |
| 1040 · Furniture & Fixtures | 900.00 | 900.00 |
| 1100 · Accumulated Depreciation | (161.00) | (161.00) |
| 1250 · Start-up Costs | | 0.00 |
| 1255 · Accumulated Amortization | (18.05) | (18.05) |
| 1250 · Start-up Costs - Other | 6,498.75 | 6,498.75 |
| Total 1250 · Start-up Costs | 6,480.70 | 6,480.70 |
| Total Fixed Assets | 11,665.05 | 11,665.05 |
| **TOTAL ASSETS** | **124,277.73** | 3,124,277.73 |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| 2000 · Accounts Payable | 13,213.73 | 13,213.73 |
| Total Accounts Payable | 13,213.73 | 13,213.73 |
| Credit Cards | | |
| 2500 · First Equity- 8310 | 807.49 | 807.49 |
| Total Credit Cards | 807.49 | 807.49 |
| Total Current Liabilities | 14,021.22 | 14,021.22 |
| Long Term Liabilities | | |
| 2300 · Due to B. Nadler | 16,000.00 | 16,000.00 |
| 2310 · Due to J. Insler | 8,000.00 | 8,000.00 |
| 2320 · Due to J. Noonan | 35,712.00 | 35,712.00 |
| Total Long Term Liabilities | 59,712.00 | 59,712.00 |
| Total Liabilities | 73,733.22 | 73,733.22 |
| Equity | | |
| 3050 · Capital Stock | 7,498.75 | 7,498.75 |
| 3100 · Paid-in-Capital | 228,028.02 | 3,228,028.02 |
| Net Income | (184,982.26) | (184,982.26) |
| Total Equity | 50,544.51 | 3,050,544.51 |
| **TOTAL LIABILITIES & EQUITY** | **124,277.73** | 3,124,277.73 |

**Binj Laboratories, Inc.**
**Income Statement**

| | Jan - Dec 05 | As Adjusted |
|---|---|---|
| Ordinary Income/Expense | | |
| Income | | |
| 4500 · Gain/Loss on Sale of Stock | -18,954.52 | -18,954.52 |
| Total Income | -18,954.52 | -18,954.52 |
| Expense | | |
| 6108 · Amortization | 18.05 | 18.05 |
| 6120 · Bank Service Charges | 7.00 | 7.00 |
| 6135 · Contract Labor | 146,778.02 | 146,778.02 |
| 6150 · Depreciation Expense | 161.00 | 161.00 |
| 6241 · Office Supplies | 3,638.35 | 3,638.35 |
| 6245 · Parts Expense | 807.49 | 807.49 |
| 6350 · Travel & Ent | | |
| 6380 · Travel | 337.66 | 337.66 |
| Total 6350 · Travel & Ent | 337.66 | 337.66 |
| 6560 · Payroll Expenses | 13,560.17 | 13,560.17 |
| Total Expense | 165,307.74 | 165,307.74 |
| Net Ordinary Income | -184,262.26 | -184,262.26 |
| Other Income/Expense | | |
| Other Expense | | |
| 8020 · Penalties | 720.00 | 720.00 |
| Total Other Expense | 720.00 | 720.00 |
| Net Other Income | -720.00 | -720.00 |
| Net Income | **-184,982.26** | **-184,982.26** |

## 16. Managements Discussion and Analysis of Certain Relevant Factors

None

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of QUINCY, State of MASSACHUSETTS, on APRIL 24, 2006.

BINJ Laboratories, Inc.

By ______________________

Joseph Noonan, President & CEO

______________________

Barry Nadler, Secretary

# Exhibit 1 - Charter

# Delaware



*The First State*

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BINJ LABORATORIES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JUNE, A.D. 2005, AT 3:50 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3989569 8100

050953112

AUTHENTICATION: 4316077

DATE: 11-22-05

# CERTIFICATE OF INCORPORATION
# OF
# BINJ Laboratories, Inc.

FIRST: The name of this corporation is: BINJ Laboratories, Inc.

SECOND: The address of its registered office in the State of Delaware and the name of its registered agent is Agents and Corporations, Inc., 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares which the corporation is authorized to issue is 1,000 shares of no par common voting stock.

FIFTH: The name and mailing address of the incorporator is:
John L. Williams, Esq., 1201 Orange Street, Suite 600, Wilmington, DE 19801

SIXTH: The corporation is to have perpetual existence.

SEVENTH: The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the corporation.

EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. This Article Eighth shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article Eighth became effective.

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed, and the facts therein stated are true and, accordingly, I have hereunto set my hand and seal 22nd day of June, 2005.

John L. Williams, Esq.
Incorporator

*State of Delaware*
*Secretary of State*
*Division of Corporations*
*Delivered 03:58 PM 06/22/2005*
*FILED 03:50 PM 06/22/2005*
*SRV 050521088 - 3989569 FILE*

# Exhibit 2 – By-Laws

# BY-LAWS
# of
# BINJ Laboratories, Inc.

## ARTICLE I- OFFICES

Section 1. The registered office shall be in the City of Wilmington, New Castle County, Delaware.

Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine, or the business of the corporation may require.

## ARTICLE II - MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders for election of directors shall be held in Wilmington, Delaware, at such place as may be fixed from time to time by the Board of Directors, or at such other place, either within or without Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without Delaware, as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of the stockholders commencing with the year 2005 shall be held on the thirty-first of December in each year.

If the designated day is a legal holiday, then the annual meeting shall be held on the next secular day following or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting, at which they shall elect by a plurality vote by written ballot a Board of Directors, and transact other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting stating the place, date and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to examination by any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 6. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than fifty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder on record entitled to vote at the meeting.

Section 9. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 10. Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date unless the proxy provides for a longer period.

Section 11. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the meeting and vote of stockholders may be dispensed with if all of the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken; or if the certificate of incorporation authorized the action to be taken with the written consent of the holders of less than all the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the number of votes as may be authorized in the certificate of incorporation; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by statute for the proposed corporate action; and provide that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

## ARTICLE III - DIRECTORS

Section1. The number of directors which shall constitute the whole board shall be three. A director shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and any director elected shall hold office until his successor is elected and qualified. A director need not be a stockholder.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery of the State of Delaware may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. A director of the corporation may resign at any time by giving notice to the Board, the president or secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. A director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the shares of stock outstanding entitled to vote, at a special meeting of the stockholders called for such purposes.

## Meetings of the Board of Directors

Section 6. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 7. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum is present. In the event of the failure of stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 8. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board.

Section 9. Special meetings of the Board of Directors may be called by the president on three days' notice to each director, either personally or by mail or by telegram or by electronic transmission, special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

Section 10. At all meetings of the Board, a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting until a quorum shall be present.

Section 11. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

## Committees of Directors

Section 12. The Board of Directors may, upon resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation; provided, however, that, in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 13. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

## Compensation of Directors

Section 14. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

## ARTICLE IV - NOTICES

Section 1. Whenever, under the provisions of the statutes or the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram or by electronic transmission.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

## ARTICLE V - OFFICERS

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall consist of a president, a secretary and a treasurer. The Board of Directors may also choose one or more vice presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose, a president, a secretary and a treasurer.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

## The President

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the Board of Directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 7. The president shall execute bonds, mortgages, and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

## The Vice Presidents

Section 8. In the absence of the president, or in the event of his inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

## The Secretary and Assistant Secretary

Section 9. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be.

Section 10. The assistant secretary, or if there be more than one, the assistant secretary in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

The Treasurer and Assistant Treasurers

Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

Section 12. The treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI - CERTIFICATES OF STOCK

Section 1. Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by the chairman, or vice chairman of the Board of Directors, or the president or a vice president and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.

Section 2. Where a certificate is countersigned (a) by a transfer agent other than the corporation or its employee; or (b) by a registrar other than the corporation or its employee, any other signature on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Lost Certificates

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Transfer of Stock

Section 4. Upon surrender to the corporation or transfer agent of the corporation or a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

Transfer Agent and Registrar

Section 5. The corporation may, if and whenever the Board of Directors shall so determine, maintain one or more transfer offices or agencies within or without the State of Delaware, each in charge of a transfer agent or agents designated by the Board of Directors, where the shares of the corporation shall be directly transferable, and also one or more registry offices, each in charge of a registrar or registrars designated by the Board of Directors, where such shares shall be so registered, and no certificate for shares of the corporation in respect of which a transfer agent or registrar shall have been designated shall be valid unless countersigned by such transfer agent and registered by such registrar. The Board of Directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of share certificates of the corporation.

Fixing Record Date

Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Registered Stockholders

Section 7. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or in interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

## ARTICLE VII - GENERAL PROVISIONS

### Dividends

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

### Annual Statement

Section 3. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

### Checks

Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

### Fiscal Year

Section 5. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

## ARTICLE VIII - AMENDMENTS

Section 1. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.